

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

July 29, 2008

Via US Mail and Facsimile

Mr. Jeffrey D. Pribor
Chief Financial Officer
General Maritime Corporation
299 Park Avenue
New York, New York 10171

> **Re:** **General Maritime Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-16531**

Dear Mr. Pribor:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief